UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE COOPER COMPANIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	94-2657368
(State or other jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

6140 Stoneridge Mall Road, Suite 590,
Pleasanton, California	94588
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
Preferred Share Purchase Rights	New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

AMENDMENT NO. 1 TO FORM 8-A

On October 29, 2007, following approval of its Board of Directors (the “Board”), The Cooper Companies, Inc. (the “Registrant”) entered into an Amended and Restated Rights Agreement, dated as of October 29, 2007, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (the “Amended and Restated Rights Agreement”). The Amended and Restated Rights Agreement amends and restates the Rights Agreement, dated as of October 29, 1997 (the “Original Agreement”) between the Registrant and American Stock Transfer & Trust Company, in order to make certain changes to the Original Agreement and the Preferred Share Purchase Rights provided for therein. The undersigned Registrant hereby amends the following items, exhibits or other portions of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC” ) on November 3, 1997 for its Preferred Share Purchase Rights as follows:

Item 1. Description of Registrant’s Securities to Be Registered.

History of the Rights

On October 25, 2007, the Board determined to extend the Original Agreement to a final expiration date of October 29, 2017 and increase the initial exercise price of each Right from $145.00 to $450.00. The Registrant entered into the Amended and Restated Rights Agreement to provide for these changes. With the amendments to the expiration date of the agreement and exercise price of the Rights, the Amended and Restated Rights Agreement continues the Registrant’s stockholder rights plan as previously in effect.

As a result of the 100 percent stock dividend paid by the Registrant in 2002, the number of Rights associated with each share of the Registrant’s Common Stock was adjusted to one-half a Right with an exercise price of $72.50. Under the Amended and Restated Rights Agreement, the number of Rights associated with each share of Common Stock will continue to be one-half a Right (subject to further adjustment as provided therein), now with an initial exercise price of $225.

The principal terms of the Amended and Restated Rights Agreement are summarized below and the descriptions in this Registration Statement are subject to, and are qualified in their entirety by, the Amended and Restated Rights Agreement attached hereto as Exhibit 4.1 to this Registration Statement.

Summary of the Rights

On October 29, 1997 the Board declared a dividend of one preferred share purchase right (a “Right”) for each share of common stock, $.10 par value (the “Common Shares”), of the Registrant outstanding at the close of business on November 17, 1997 (the “Record Date”). As long as the Rights are attached to the Common Shares, the Registrant will issue one Right (adjusted pursuant to the terms of the Original Agreement to one-half a Right as set forth above, subject to further adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Registrant one one-hundredth of a share of Series A Junior Participating Preferred Stock (the “Preferred Shares”) at a price of $450.00 per one one-hundredth of a Preferred Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement, as the same may be amended from time to time.

Until the earlier of (i) the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Common Shares (an “Acquiring Person”) or (ii) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Common Shares (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

The Amended and Restated Agreement provides that until the Distribution Date (or earlier redemption exchange, termination, or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Original Agreement, as may be amended from time to time, by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, with or without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on October 29, 2017, subject to the Registrant’s right to extend such date (the “Final Expiration Date”), unless earlier redeemed, exchanged or terminated.

Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Registrant, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Preferred Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share’s dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Registrant for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

In the event that a Person becomes an Acquiring Person or if the Registrant were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of the Right. In the event that, after a person has become an Acquiring Person, the Registrant were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board may cause the Registrant to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per Right (subject to adjustment).

No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares or Common Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Registrant, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares or Common Shares on the last trading date prior to the date of exercise.

The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) by the Board at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Amended and Restated Rights Agreement may be amended by the Board for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Registrant may amend or supplement the Amended and Restated Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights.

A copy of the Amended and Restated Rights Agreement has been filed with the SEC as Exhibit 4.1 to a Current Report on Form 8-K filed on October 30, 2007. A copy of the Amended and Restated Rights Agreement is available free of charge from the Registrant upon written request. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which is incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description

4.1	Amended and Restated Rights Agreement, dated as of October 29, 2007, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K dated as of October 30, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE COOPER COMPANIES, INC.

By	/s/ Carol R. Kaufman
Carol R. Kaufman
Senior Vice President of Legal Affairs, Secretary and Chief Administrative Officer

Dated: November 14, 2007